Exhibit 99.1

For immediate release

IMI ANNOUNCES THREE NEW SKIN STEROL PATENTS

Toronto, Ontario (June 21, 2005) - - Leading predictive medicine company IMI International Medical Innovations Inc. (TSX: IMI; Amex: IME) today announced it has been awarded three new patents related to PREVU* Skin Sterol Test, the company’s non-invasive, predictive test for cardiovascular disease.

A patent titled Multilayer Analytical Element, which describes a “thin film” that could lead to new film-based techniques for determining the amount of cholesterol in skin tissues, was granted in Mexico. This patent has been granted in the United States, Canada, Europe, China, Australia and Korea, and is pending in Japan and Brazil. Additionally, a patent titled Method of Determining Skin Tissue Cholesterol, which describes an alternative method of using reagents for the measurement of cholesterol on the skin surface, was allowed in Canada and Japan. This patent has been granted in the United States and is pending in Europe.

“These latest patents further protect our skin sterol technology and bolster our intellectual property portfolio internationally,” said Dr. Brent Norton, President and Chief Executive Officer. “Our strategy is to control and develop all relevant technologies that could be applied to skin sterol, which ensures that we can continue to build upon this innovative product line.”

IMI maintains a diverse portfolio of intellectual property, such as trademarks, trade secrets, and technological know-how. IMI’s intellectual property portfolio currently includes 36 issued patents and patents pending related to the skin sterol technology, 23 patents and patents pending related to IMI’s cancer technologies and nine patents and patents pending related to the color measurement process.

About IMI
IMI is a world leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. IMI’s cardiovascular products, which are branded as PREVU* Skin Sterol Test, are marketed and distributed worldwide by McNeil Consumer Healthcare, Canada. The company’s cancer tests include ColorectAlert™, LungAlert™ and a breast cancer test. IMI’s head office is located in Toronto, and its research and product development facility is at McMaster University in Hamilton, Ontario. For further information, please visit www.imimedical.com. For more information about PREVU*, please visit www.prevu.com.

Corporate Name Change
In September 2005, IMI will change its corporate name to PreMD Inc. to better reflect the company’s leading position in the predictive medicine field. The new website will be www.premdinc.com.

This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the successful development or marketing of the Company’s products, the competitiveness of the Company’s products if successfully commercialized, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, product liability, reliance on third-party manufacturers, the ability of the Company to take advantage of business opportunities, uncertainties related to the regulatory process, the inability of the Company to change its name to PreMD Inc. in the time projected due to any reason, and general changes in economic conditions.

In addition, while the Company routinely obtains patents for its products and technology, the protection offered by the Company’s patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates.

Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. IMI is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.
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For more information, please contact:

Company Contact:	U.S. Investor Contact:
Sarah Borg-Olivier	Andrea Faville/John Nesbett
Director, Communications	The Investor Relations Group
T: (416) 222-3449	T: (212) 825-3210
sbolivier@imimedical.com	afaville@investorrelationsgroup.com
jnesbett@investorrelationsgroup.com